Exhibit 3.0

ARTICLES OF AMENDMENT

OF

AMERICASBANK CORP.

AMERICASBANK CORP., a Maryland corporation (the “Corporation”), hereby certifies to the State Department of Assessments and Taxation of Maryland (the “SDAT”) that:

FIRST: The Charter of the Corporation is hereby amended to effectuate a reverse stock split of the Corporation’s common stock, pursuant to which (i) the par value of the Corporation’s common stock shall be increased from $0.01 par value per share to $0.04 par value per share and (ii) each issued and outstanding share of common stock as of the Effective Time (as hereinafter defined) shall be changed into and become  1/4 of one share of common stock (or every four shares of common stock shall be changed into and become one share of common stock). In that regard, from and after the Effective Time, Article FIFTH of the Charter is hereby deleted in its entirety and in lieu thereof the following is substituted:

“FIFTH: The total authorized capital stock of the Corporation is Thirty Five Million (35,000,000) shares, consisting of Thirty Million (30,000,000) shares of common stock, with a par value of $.04 per share, and Five Million (5,000,000) shares of preferred stock, with a par value of $.01 per share. The aggregate par value of all authorized shares is $1,250,000.”

SECOND: The following provisions shall apply in order to effectuate the reverse stock split described in Article FIRST above:

(A) As of the Effective Time, each share of common stock with a par value of $0.01 per share which was issued and outstanding immediately prior to the Effective Time shall automatically and without any action on part of the holder thereof be changed into  1/4 of one share of common stock with a par value of $0.04 per share (or every four shares of common stock shall automatically and without any action on part of the holder thereof be changed into one share of common stock with a par value of $0.04 per share).

(B) Holders of pre-reverse stock split shares of common stock that otherwise would have been entitled to receive a fractional share as a result of the reverse stock split will receive an amount in cash equal to the fair market value of the fraction as determined by the Corporation (e.g., a holder of five shares of common stock would receive one post-reverse stock split share of common stock and cash equal to the value of  1/4 of one share of common stock).

THIRD: The amendments described above were approved by a majority of the entire Board of Directors of the Corporation. The amendments are limited to changes expressly authorized by Section 2-309(e) of the Maryland General Corporation Law to be made without action by the stockholders of the Corporation. The Corporation has a class of equity securities registered under the Securities Exchange Act of 1934.

FIFTH: These Articles of Amendment shall become effective at 12:01 a.m. on August 23, 2005 (the “Effective Time”).

IN WITNESS WHEREOF, the Corporation has caused these Articles of Amendment to be signed in its name and on its behalf by a President and attested to by its Assistant Secretary as of this 18th day of August, 2005; and its President acknowledges that these Articles of Amendment are the act of the Corporation, and he further acknowledges that, as to all matters or facts set forth herein which are required to be verified under oath, such matters and facts are true in all material respects to the best of his knowledge, information and belief, and that this statement is made under the penalties for perjury.

ATTEST:	AMERICASBANK CORP.

/s/ A. Gary Rever	By	/s/ Mark H. Anders	(SEAL)
A. Gary Rever, Asst. Secretary		Mark H. Anders, President

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